CHINA FINANCE ONLINE CO. LIMITED
9th Floor of Tower C, Corporate Square
NO.35 Financial Street, Xicheng District
Beijing 100033, China
September 22, 2011
VIA EDGAR AND FACSIMILE
Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:	China Finance Online Co. Limited Form 20-F for the Fiscal Year Ended December 31, 2010 Filed May 31, 2011 File No. 000-50975
Dear Mr. Gilmore:
We are in receipt of your letter dated September 15, 2011 (the “Comment Letter”) containing comments of the staff of the Securities and Exchange Commission (the “Staff”) pertaining to the filings referenced above.
On behalf of China Finance Online Co. Limited (the “Company”), we respectfully advise the Staff that we will require more than 10 business days to sufficiently respond to each of the comments contained in the Comment Letter. Accordingly, we ask the Staff to grant the Company an extension to respond to the Comment Letter until November 4, 2011.
Thank you.
Sincerely,
/s/ Jeff Wang
Jeff Wang
Chief Financial Officer
cc: Steven Liu, DLA Piper UK LLP Beijing Representative Office